Filed Pursuant to Rule 433

Dated June 9, 2021

Term Sheet to Preliminary Prospectus Supplement dated June 9, 2021

Registration Statement No. 333-256848

Globe Life Inc.

$325,000,000 4.250% JUNIOR SUBORDINATED DEBENTURES DUE 2061

Issuer:	Globe Life Inc. (“Globe Life”)

Expected Ratings*:	Baa2/BBB+/BBB- (Stable / Stable / Stable)*

Aggregate Principal Amount:	$325,000,000

Trade Date:	June 9, 2021

Settlement Date**:	June 14, 2021 (T +3)**

Maturity Date:	June 15, 2061

Interest Rate:	4.250%

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year beginning September 15, 2021

Optional Redemption:

Globe Life may redeem the debentures:

•  in whole at any time or in part from time to time on or after June 15, 2026, at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; and

•  in whole, but not in part, at any time prior to June 15, 2026, within 90 days of the occurrence of (i) a “tax event” or a “regulatory capital event,” in each case at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption or (ii) a “rating agency event” at a redemption price equal to 102% of their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

CUSIP / ISIN:	37959E 300 / US37959E3009

Denomination:	$25 and integral multiples of $25 in excess thereof

Price to Public:	$25.00

Underwriting Discount:	3.150% per debenture for retail orders, $308,700.00 total, and 2.000% per debenture for institutional orders, $6,304,000.00 total.

Use of Proceeds	We intend to use the net proceeds from the sale of the debentures to redeem the $300 million outstanding principal amount plus accrued interest on our 6.125% Junior Subordinated Debentures due June 15, 2056, with the remainder to be used for general corporate purposes.

Proceeds (before expenses) to Globe Life:	$318,387,300.00

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	U.S. Bancorp Investments, Inc. Comerica Securities, Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC Regions Securities LLC Truist Securities, Inc. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the debentures will be made against payment therefor on or about June 14, 2021, which will be the third business day following the pricing date (this settlement date being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade debentures prior to the second business day preceding the settlement date will be required, by virtue of the fact that the debentures initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling or emailing BofA Securities Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or prospectus@morganstanley.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.